Exhibit 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2007	2006	2005
Net earnings (loss)	$(735,562)	$96,461	$2,551,072

Average shares outstanding	9,234,313	9,195,415	9,121,369
Stock options	—	428,976	631,271
Warrants assumed converted	—	750,000	750,000
Assumed treasury stock buyback	—	(652,045)	(1,077,590)
Convertible redeemable preferred stock assumed converted	—	—	—

Number of shares used in per common share computation	9,234,313	9,722,346	9,425,050

Basic net earnings (loss) per share of common Stock	$(.08)	$.01	$.28

Diluted net earnings (loss) per share of common stock	$(.08)	$.01	$.27